UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

4FRONT VENTURES CORP.

(Name of Issuer)

CLASS A SUBORDINATE VOTING SHARES

(Title of Class of Securities)

35086B108

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. 35086B108	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 61-1913783 Camelback Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 53,352,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 53,352,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,352,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 29.7%
12	TYPE OF REPORTING PERSON* HC

(1)

Camelback Ventures, LLC is the record owner of 666,900 Class B Proportionate Voting Shares of the Issuer which are convertible for 53,352,000 Class A Subordinate Voting Shares of the Issuer (each Class B Proportionate Voting Share is convertible into 80 Class A Subordinate Voting Shares).

CUSIP No. 35086B108	13G	Page 3 of 5 Pages

Item 1 (a).	Name of Issuer:

4Front Ventures Corp.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

5060 North 40th Street, Suite 120

Phoenix, AZ 85018

United States

Item 2 (a).	Name of Person Filing:

Camelback Ventures, LLC

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

2201 E. Camelback Road, Suite 227B

Phoenix, AZ 85018

United States

Item 2 (c).	Citizenship:

Delaware

Item 2 (d).	Title of Class of Securities:

Class A Subordinate Voting Shares

Item 2 (e).	CUSIP Number:

35086B108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

	☐	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 35086B108	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 53,352,000(1)

(b)	Percent of class: 29.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 53,352,000(1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 53,352,000(1)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)

Camelback Ventures, LLC is the record owner of 666,900 Class B Proportionate Voting Shares of the Issuer which are convertible for 53,352,000 Class A Subordinate Voting Shares of the Issuer (each Class B Proportionate Voting Share is convertible into 80 Class A Subordinate Voting Shares).

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

CUSIP No. 35086B108	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020
(Date)

Camelback Ventures, LLC

By:	/s/ Leigh Ann Clifford
Leigh Ann Clifford as attorney-in-fact for Harry Papp, Manager of Camelback Ventures, LLC